

December 19, 2011

Via E-Mail
Mr. Ziad Nakhleh
Chief Financial Officer
Dryships Inc.
80 Kifissias Avenue
GR 15125 Amaroussion
Greece

> **Re:** **Dryships Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed May 10, 2011**
> **Form 6-K for the month of November 2011**
> **Filed November 8, 2011**
> **File No. 001-33922**

Dear Mr. Nakhleh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 6-K for the month of November 2011

Unaudited Interim Condensed Consolidated Statements of Operations, page F-3

1. We note that during the six-month period ended June 30, 2011 you recognized vessel impairment charges of $112,104 due to your decision to sell five of your vessels. We also note hire rates have decreased during 2011 which is partially attributed to the recognition of lower voyage revenues in the drybulk carrier segment as compared to prior period. Given the downward trend in your voyage revenues over the recent years and lower market values for drybulk vessels as evidence by impairment charges for the five vessels that will or have been sold during fiscal 2011 please tell us whether an interim

impairment analysis for your long-lived assets was performed as of September 30, 2011 pursuant to ASC 360-10-35-21 and how factors noted above were considered when evaluating the recoverability of your drybulk vessels. Also, discuss the changes, if any, to key assumptions used in your undiscounted cash flow analysis including, but not limited to, hire rate and fleet utilization as compared to your impairment test performed at December 31, 2010.

If no interim impairment test was performed, explain to us in detail as to why when it appears your impairment of long-lived asset policy on page 90 of your Form 20-F states that in determining whether events have occurred that would require modification to the carrying values or useful lives of your long-lived assets undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions are considered as indicators of potential impairment.

2. Assuming a satisfactory response, significantly expand MD&A in future filings to describe your consideration and analysis, as applicable. As part of your response and revised disclosure, discuss your key assumptions used in your undiscounted cash flow analysis, including, but not limited to, hire rates and fleet utilization. We may have further comment upon receipt of your response.

3. We note your discussion of revenues where you attribute the decrease to fewer vessels in operation as well as decreased charter rates. To the extent a change is attributable to more than one factor, please quantify the changes/percentages, associate with each factor in order to enhance an investor's understanding of specific facts/trends that impacted your business.

Form 20-F for the year ended December 31, 2010

Note 4. Transactions with Related Parties, page F-27

4. Please revise to indicate the percentage ownership interest that your Chief Executive Officer and Chairman has and disclose his ability to exert control over the Company's operations. Refer to the requirements of ASC 850-10-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief